

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

Via E-mail
Ms. Brandi DeFoor
President and Chief Executive Officer
SECURE NetCheckIn Inc.
13118 Lamar Avenue
Overland Park, KS 66209

> **Re:** **SECURE NetCheckIn Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed January 11, 2013**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed April 12, 2013**
> **File No. 333-173172**

Dear Ms. DeFoor:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief